EXHIBIT 99.1

RESIGNATION

TO:	WIGI4Y0U, INC. (the “Company")

AND TO:	The Board of Director thereof

I, Mr. Jeffery Stewart Firestone hereby tender my resignation as a Vice President Investor Relationship and the member of the Board of the Directors any other officer position I may hold of the Company and its subsidiaries, if any, effective immediately. This resignation is not a result of any disagreements with the Company.

This resignation may be sent by electronic facsimile transmission and shall be deemed to be an original.

Dated as of the 9th day of February, 2018.

/s/Jeffrey Firestone

Jeffrey Firestone